EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	Twenty-Six Weeks Ended
	July 1, 2018	June 25, 2017
	(In thousands)
Earnings:
Income before income taxes	$301,087	$510,579
Add: Total fixed charges (see below)	104,276	52,877
Less: Interest capitalized	2,386	3,846
Total earnings	$402,977	$559,610

Fixed charges:
Interest(a)	$92,953	$45,526
Portion of noncancelable lease expense representative of interest factor(b)	11,323	7,351
Total fixed charges	$104,276	$52,877

Ratio of earnings to fixed charges	3.86	10.58

(a)    Interest includes amortization of capitalized financing fees.
(b)    One-third of noncancelable lease expense is assumed to be representative of the interest factor.